Exhibit 21.1

Subsidiaries of the Registrant

List of Subsidiaries

Name	Jurisdiction of Organization

Bioanalytical Systems, Ltd.	United Kingdom
BAS Instruments, Ltd.	United Kingdom
BAS Analytics, Ltd.	United Kingdom
BAS Evansville, Inc.	Indiana
BASi Northwest Laboratory, Inc.	California
BASi Maryland, Inc.	Maryland